

05044916

RECD S.E.C.
AUG 19 2005
503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34543 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAKE CHARGE FINANCIAL, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 UNIVERSITY AVENUE
(No. and Street)

LOS GATOS (City) CA (State) 95030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN PERRY (408) 399-6600
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE, CPAs & FINANCIAL ADVISORS
(Name — *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010, SAN JOSE, CA. 95113
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, JOAN PERRY, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAKE CHARGE FINANCIAL!, as of SEPTEMBER 26, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


PAUL MERCHAIN
Comm. #1478686
NOTARY PUBLIC - CALIFORNIA
Santa Clara County
My Comm. Expires MAR. 23, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PERRY INVESTMENTS, INC.
# dba TAKE CHARGE FINANCIAL!

## FINANCIAL STATEMENTS

**For The Year Ended June 30, 2005**

# CONTENTS



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying statement of financial condition of **Perry Investments, Inc. dba Take Charge Financial!** as of June 30, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perry Investments, Inc. dba Take Charge Financial! as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
September 26, 2005

111 West St. John Street, Suite 1010, San Jose, CA 95113-1123 • Tel: (408) 918-0900 • Fax: (408) 918-0915 • www.lautze.com
Member of the AICPA Private Companies Practice Section

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

# STATEMENT OF FINANCIAL CONDITION

June 30, 2005

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 17,660 |
| Commissions receivable | | 33,000 |
| Investment escrow account | | 50,000 |
| Furniture and equipment, net of accumulated depreciation of $104,442 | | 10,062 |
| Deferred income taxes, net of valuation allowance of $2,671 | | 15,590 |
| Total assets | $ | 126,312 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 6,199 |
| Accrued payroll | | 3,983 |
| Advances from stockholder | | 15,239 |
| Income tax payable | | 800 |
| Total liabilities | | 26,221 |
| Stockholder's equity: | | |
| Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding | | 100 |
| Paid-in capital | | 236,754 |
| Accumulated deficit | | (136,763) |
| Total stockholder's equity | | 100,091 |
| Total liabilities and stockholder's equity | $ | 126,312 |

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**STATEMENT OF INCOME**
For The Year Ended June 30, 2005

| | |
|---|---|
| Revenues: | |
| Commissions and advisory fees | $ 248,571 |
| Realized gains on investments | 60,000 |
| Total revenues | 308,571 |
| Expenses: | |
| Auto expense | 4,489 |
| Building expenses | 3,430 |
| Commissions | 72,068 |
| Computer | 2,694 |
| Contributions | 1,318 |
| Depreciation | 5,499 |
| Education | 2,094 |
| Equipment rental | 689 |
| Insurance | 6,010 |
| Interest | 67 |
| Legal and accounting | 14,433 |
| Licenses and other taxes | 2,014 |
| Loss on disposal of fixed assets | 1,048 |
| Miscellaneous | 1,151 |
| Office expenses and supplies | 31,957 |
| Outside services | 6,067 |
| Payroll | 44,859 |
| Payroll taxes | 2,373 |
| Printing and advertising | 5,346 |
| Rent | 48,000 |
| Taxes | 17 |
| Travel and entertainment | 33,814 |
| Utilities and telephone | 17,971 |
| Total expenses | 307,408 |
| Income before benefit from income taxes | 1,163 |
| Benefit from income taxes | (3,020) |
| Net income | $ 4,183 |

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

For The Year Ended June 30, 2005

| | Common Stock | Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances, beginning of year | $ 100 | $ 236,754 | $ (140,946) | $ 95,908 |
| Net income | - | - | 4,183 | 4,183 |
| Balances, end of year | $ 100 | $ 236,754 | $ (136,763) | $ 100,091 |

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**STATEMENT OF CASH FLOWS**
For The Year Ended June 30, 2005

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 4,183 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 5,499 |
| Deferred income taxes | (3,820) |
| Loss on disposal of fixed assets | (1,048) |
| Decrease (increase) in assets: | |
| Commissions receivable | (6,749) |
| Other receivables | 7,903 |
| Other assets | 2,500 |
| Increase (decrease) in liabilities: | |
| Accounts payable | (7,101) |
| Accrued payroll | 3,983 |
| Income taxes payable | (1,600) |
| Net cash provided by operating activities | 3,750 |
| Cash flows from investing activities: | |
| Purchase of fixed assets | (4,714) |
| Proceeds from disposal of fixed assets | 10,440 |
| Net cash provided by investing activities | 5,726 |
| Cash flows from financing activities: | |
| Advances from stockholder (net) | 6,890 |
| Net cash provided by financing activities | 6,890 |
| Net increase in cash and cash equivalents | 16,366 |
| Cash and cash equivalents: | |
| Beginning of year | 1,294 |
| End of year | $ 17,660 |

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended June 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

Perry Investments, Inc. dba Take Charge Financial! (the Company) was incorporated in Pennsylvania in 1986. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells wrap investments and investment advice to a wide range of individuals in San Francisco, Walnut Creek, San Jose, Los Angeles and San Diego, California. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. From time to time, the Company utilizes the services of employees of a related party and of independent contractors.

**Basis of Presentation**

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Fair Value of Financial Instruments**

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturity of these instruments.

**Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

**Commissions Receivable**

Commissions receivable are uncollateralized commissions due to the Company from mutual fund, insurance and annuity companies.

Commissions receivable are due under normal trade terms requiring payment within 30 - 45 days from the settlement date. In the past, the Company has not experienced problems with collections and therefore, no interest is charged on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Commissions Receivable (continued)**

Payments of commissions receivable are allocated to the specific mutual fund, insurance and annuity companies.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

**Furniture and Equipment**

Company properties are carried at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five years, the estimated useful lives of the assets.

**Revenue Recognition**

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations. Advisory fees are payable quarterly in advance, with an adjusting payment at the end of the quarter.

If an error occurs when the Company initiates a trade on behalf of their client, the Company completes the trade and sells the investment shortly thereafter. Any gain or loss on the transaction is recognized on the statement of income.

**Income Taxes**

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from the use of the cash method of accounting for income tax purposes and tax operating loss carryforwards.

**Concentration of Credit Risk**

The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

The majority of the commission income came from one company. The number of companies who offer similar products largely mitigates the Company's resulting exposure to concentrations of credit risk with respect to this income.

**Advertising**

Advertising costs are expensed when incurred. Total printing and advertising costs during the year were $5,346.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended June 30, 2005

## 2. INVESTMENT ESCROW ACCOUNT

This account consists of a $50,000 cash deposit with Fidelity Insurance.

## 3. FURNITURE AND EQUIPMENT

| | | |
|---|---|---|
| Furniture and equipment | $ | 114,504 |
| Less accumulated depreciation | | (104,442) |
| | $ | 10,062 |

## 4. INCOME TAXES

Deferred income taxes, net of allowance, reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income taxes as of June 30, 2005 are as follows:

| | | |
|---|---|---|
| Deferred income tax asset: | | |
| Federal net operating loss carryforwards | $ | 14,100 |
| California net operating loss carryforwards | | (6,621) |
| Less valuation allowance | | 2,671 |
| Temporary differences | | 5,440 |
| | $ | 15,590 |

At June 30, 2005, the Company had the following federal net operating loss carryforwards available to reduce future taxable income.

| Expiration | | |
|---|---|---|
| 2008 | $ | 9,376 |
| 2009 | | 4,390 |
| 2014 | | 1,009 |
| 2015 | | 23,121 |
| 2016 | | 19,586 |
| 2017 | | 42,447 |
| | $ | 99,929 |

At June 30, 2005, the Company had California net operating loss carryforwards of approximately $63,433, available to reduce future taxable income. Net operating loss carryforwards normally expire 5 years from the date the loss was incurred. Under current tax law provisions, California net operating loss carryforwards will begin to expire in 2009.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended June 30, 2005

4. **INCOME TAXES (CONTINUED)**

The benefit from income taxes is summarized as follows:

| | Federal | State | Total |
|---|---|---|---|
| Currently payable | $ - | $ 800 | $ 800 |
| Deferred | (3,820) | - | (3,820) |
| | $ (3,820) | $ 800 | $ (3,020) |

5. **RELATED PARTY TRANSACTIONS**

The Company rents its facilities from the sole stockholder on a month-to-month basis. The total rent paid for the year was $48,000.

5. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2005, the Company had net capital and a net capital requirement of $72,439 and $5,000 respectively.



LAUTZE & LAUTZE

CPAs & FINANCIAL ADVISORS

**Independent Auditors' Report on Supplementary Information**
**Required by Rule 17a-5 of the Securities and Exchange Commission**

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying financial statements of Perry Investments, Inc. dba Take Charge Financial! as of and for the year ended June 30, 2005, and have issued our report thereon dated September 26, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
September 26, 2005

111 West St. John Street, Suite 1010, San Jose, CA 95113-1123 • Tel: (408) 918-0900 • Fax: (408) 918-0915 • www.lautze.com

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

**SUPPLEMENTARY FINANCIAL INFORMATION**
For The Year Ended June 30, 2005

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**
June 30, 2005

**Schedule I**

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 100,091 |
| 2. | Deduct ownership equity not allowable for Net Capital | | |
| 3. | Total ownership equity Qualified for Net Capital | | 100,091 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| | B. Other (deductions) or allowable credits (List) | | |
| 5. | Total capital and allowable subordinated liabilities | | |
| 6. | Deductions and/or charges | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 25,652 | |
| | B. Secured demand note deficiency | | |
| | C. Commodity futures contracts and spot commodities proprietary capital charges | | |
| | D. Other deductions and/or charges | 2,000 | 27,652 |
| 7. | Other additions and/or allowable credits (List) | | |
| 8. | Net capital before haircuts on securities positions | | 72,439 |
| 9. | Haircuts on securities (computed where applicable pursuant to 15c3-1(f)) | | |
| | A. Contractual securities commitments | | |
| | B. Subordinated securities borrowings | | |
| | C. Trading and investment securities | | |
| | 1. Exempted securities | | |
| | 2. Debt securities | | |
| | 3. Options | | |
| | 4. Other securities | | |
| | D. Undue Concentration | | |
| | E. Other (List) | | |
| 10. | Net Capital | | 72,439 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 1,749 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 |
| 14. | Excess net capital (line 10 less 13) | 67,439 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 69,817 |

See independent auditors' report on supplementary information.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)**
June 30, 2005

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. | Total liabilities from Statement of Financial Condition | | 26,221 |
| 17. | Add: | | |
| | A. Drafts from immediate credit | | |
| | B. Market value of securities borrowed from which no equivalent value is paid or credited | | |
| | C. Other unrecorded amounts (List) proprietary capital charges | | |
| 19. | Total aggregate indebtedness | | 26,221 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | 0% |

## OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d) | 0% |

## NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used

| | |
|---|---|
| Minimum net capital | $ 5,000 |

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets. Non-allowable assets are as follows:

| | |
|---|---|
| Furniture, equipment and vehicles | $ 10,062 |
| Deferred income taxes | 15,590 |
| | $ 25,652 |

(D) Other deductions and/or charges are as follows:

| | |
|---|---|
| Fidelity bond deductible in excess of 60% of minimum net capital | $ 2,000 |

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
June 30, 2005

**Schedule II**

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
June 30, 2005

**Schedule III**

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**RECONCILIATIONS PURSUANT TO RULES 17a-5**
June 30, 2005

## Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

| | Net Capital | Aggregate Indebtedness |
|---|---|---|
| Computation per respondent | $ 45,432 | $ 34,906 |
| Differences: | | |
| Net audit adjustments | 4,374 | (9,485) |
| Fidelity bond deductible | (2,000) | - |
| Non-allowable assets | 24,633 | - |
| Income tax payable | - | 800 |
| Computation per Schedule I | $ 72,439 [1] | $ 26,221 [2] |

[1] Difference arose from net audit adjustments relating to fidelity bond deductible, accounts receivable, fixed asset additions, other assets, deferred income tax expense and depreciation expense.

[2] Difference arose from audit adjustments relating to accounts payable, accrued payroll, income tax payable and stockholder loan payable.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

Board of Directors
Perry Investments, Inc.
Dba Take Charge Financial!
San Jose, California

In planning and performing our audit of the financial statements and supplementary schedules of **Perry Investments, Inc. dba Take Charge Financial!** (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

111 West St. John Street, Suite 1010, San Jose, CA 95113-1123 • Tel: (408) 918-0900 • Fax: (408) 918-0915 • www.lautze.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, California
September 26, 2005



LAUTZE & LAUTZE

CPAs & FINANCIAL ADVISORS

To the Board of Directors
Take Charge Financial!
Los Gatos, California

We have audited the financial statements of Take Charge Financial! (the Company) as of and for the year ended June 30, 2005, and have issued our report thereon dated September 26, 2005. Professional standards require that we provide you with the following information related to our audit.

**Our Responsibility Under U.S. Generally Accepted Auditing Standards**

As stated in our engagement letter dated July 28, 2005, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal controls of the Company. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

**Significant Accounting Policies**

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended June 30, 2005. We noted no transactions that were entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

111 West St. John Street, Suite 1010, San Jose, CA 95113-1123 • Tel: (408) 918-0900 • Fax: (408) 918-0915 • www.lautze.com
Member of the AICPA Private Companies Practice Section

**Accounting Estimates**

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. They are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. To our knowledge, there were no such accounting estimates.

**Audit Adjustments**

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, there were no adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, that indicate matters that could have a significant effect on the Company's financial reporting process.

**Disagreements with Management**

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

**Consultations with Other Independent Accountants**

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

**Issues Discussed Prior to Retention of Independent Auditors**

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

**Difficulties Encountered in Performing the Audit**

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Board of Directors and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, CA
September 26, 2005